UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934




                          AMERICAN UNITED GLOBAL, INC.
                                (Name of Issuer)




                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)



                                    030344501
                                 (CUSIP Number)



                                Robert Schulman
                          18 Pine Tree Drive Great Neck
                               New York, NY 11024
                             Telephone 516-466-5752
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 17, 2002
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

----------------------------------------
CUSIP No. 030344501
----------------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Rubin Family Irrevocable Stock Trust  FEID # 11-6502564

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]   (b)  [x]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York State

Number of               7         SOLE VOTING POWER
Shares Owned                       1,549,831 shares of common stock
By Each
Reporting
Person
With

                        8         SHARED VOTING POWER
                                  Not applicable

                        9         SOLE DISPOSITIVE POWER
                                  1,549,831 shares of common stock


                        10        SHARED DISPOSITIVE POWER
                                  Not applicable

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,549,831 shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [       ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           77.6%

14         TYPE OF REPORTING PERSON
           OO (Trust)

Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value per share of American United Global, Inc. (the Company) a Delaware corporation, with its principal executive offices at 11108 NE 106th Place, Kirkland, Washington 98033.

Item 2.  Identity  and  Background.

     This Statement is being filed by The Rubin Family Irrevocable Stock Trust, whose address is 18 Pine Tree Drive, Great Neck, NY 11024 c/o Robert Schulman, Trustee. The Rubin Family Irrevocable Stock Trust is an irrevocable trust formed under the laws of the State of New York in November 1997.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Rubin Family Irrevocable Stock Trust acquired 1,500,000 shares of American United Global, Inc.'s common stock as additional consideration for a bridge loan to the Company, as described below in Item 4. The Rubin Family Irrevocable Stock Trust used its own assets as the consideration for the bridge loan and its acquisition of such shares in connection therewith.

Item 4. Purpose of Transaction.

     The Rubin Family Irrevocable Stock Trust entered into a bridge loan financing with the Company in the amount of $250,000 (the "Bridge Loan"). In connection with the Bridge Loan the Company issued a promissory note to The Rubin Family Irrevocable Stock Trust in the principal amount of $250,000 (the "Note"). The Note matures on the earlier to occur of (i) the Company's receipt of additional capital from any source, other than proceeds from the proposed rights offering, in excess of $1,000,000, or (ii) April 30, 2007 (either date the "Maturity Date"). The Note bears interest at a rate of 7.5% per year payable on the Maturity Date. As additional consideration for providing the Bridge Loan, the Company issued an aggregate of 1,500,000 restricted shares of common stock to The Rubin Family Irrevocable Stock Trust.

Item 5. Interest in Securities of the Issuer.

     As of the Date of the Event, The Rubin Family Irrevocable Stock Trust owned 1,549,831 shares of the Company's common stock. The shares owned by The Rubin Family Irrevocable Stock Trust as of the Date of the Event represented approximately 77.6% of the issued and outstanding shares of the Company.

     The Rubin Family Irrevocable Stock Trust had sole power to vote and dispose of each of the 1,549,831 shares of the Company's common stock beneficially owned by The Rubin Family Irrevocable Stock Trust. In the sixty days prior to the date of this filing The Rubin Family Irrevocable Stock Trust did not engage in any
transactions   involving  the  Company's   common  stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See the description of the Note in Item 4 above.

Item 7. Material to be Filed as Exhibits.

     Attached hereto as Exhibit 99.1, is the Promissory Note issued by American United Global, Inc. to The Rubin Family Irrevocable Stock Trust dated May 17, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 1, 2002


                                        THE RUBIN FAMILY IRREVOCABLE STOCK TRUST



                                        /s/  Robert E.Schulman
                                        _______________________________________
                                        By: Robert E. Schulman, Trustee


                                        /s/  Margery Rubin
                                        _______________________________________
                                        By: Margery Rubin, Trustee